UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                INTELLICORP, INC.
                  --------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                  458153103000
                  --------------------------------------------
                                 (CUSIP Number)

                                 Benjamin Raphan
                              Tenzer Greenblatt LLP

                 405 Lexington Avenue, New York, New York 10174
                                 (212) 573-4300
                  --------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                 April 19, 1996
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

                                  SCHEDULE 13D

- ----------------------                                 -------------------------
CUSIP NO. 458153103000                                 Page   2   of   5   Pages
- ----------------------                                 -------------------------
- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Norman J. Wechsler
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                    (b) |_|
- --------------------------------------------------------------------------------
3    SEC USE ONLY
- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          PF, WC
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                              |_|

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
- --------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                             2,301,738  (including  1,387,096  shares  issuable
                             upon  conversion  of a  convertible  note  of  the
  NUMBER OF                  Issuer)
    SHARES         ------------------------------------------------------------
 BENEFICIALLY      8    SHARED VOTING POWER
   OWNED BY
     EACH                    5,000
  REPORTING        ------------------------------------------------------------
    PERSON         9    SOLE DISPOSITIVE POWER
     WITH
                             2,301,738  (including  1,387,096  shares  issuable
                             upon  conversion  of a  convertible  note  of  the
                             Issuer)
                   ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                             5,000
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,306,738 (including 1,387,096 shares issuable upon conversion of a convertible notae of the Issuer)
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
- --------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 5 Pages

     This Amendment No. 3 amends the Schedule 13D dated November 9, 1995 of Norman J. Wechsler (the "Reporting Person"), as heretofore amended by Amendment No. 1 thereto dated December 19, 1995 and Amendment No. 2 dated January 25, 1996, with respect to the Common Stock, par value $.001 per share ("Common Stock"), issued by Intellicorp, Inc. (the "Issuer"). Except as modified hereby, there has been no change in the information previously reported in Amendment No. 2 to the Schedule 13D dated January 25, 1996 of the Reporting Person.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person beneficially owns (i) 573,342 shares of Common Stock beneficially owned by Wechsler & Co., Inc.; (ii) 60,000 shares of Common Stock beneficially owned by Sharon C. Wechsler, the Reporting Person's spouse; (iii) 5,000 shares of Common Stock beneficially owned by a trust for the benefit of David Wechsler, the minor son of the Reporting Person, of which the Reporting Person and his spouse are the trustees (the "Wechsler Trust"); (iv) 29,000 shares of Common Stock beneficially owned by Waco Partners, a New York general partnership ("Waco"), of which the Reporting Person is the managing general partner; and (v) 1,639,396 shares of Common Stock owned by the Reporting Person, which amount includes 1,387,096 shares of Common Stock issuable upon conversion of $2,150,000 principal amount of 10% Senior Convertible Note due April 30, 2003 (the "Note"). The Reporting Person expressly disclaims beneficial ownership of the 60,000 shares of Common Stock owned by the Reporting Person's spouse and the 5,000 shares of Common Stock owned by the Wechsler Trust.

     The 27,500 shares of Common Stock described in Item 5(c)(i) hereof were purchased by the Reporting Person in open market transactions using personal funds in the amount of $32,312.50 and the convertible note described in Item 5(c)(ii) hereof was purchased by the Reporting Person from the Issuer using personal funds in the amount of $2,150,000.00

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) According to the Company's Quarterly Report on Form 10-QSB there were outstanding 12,201,599 shares of Common Stock on January 31, 1996. The Reporting Person beneficially owns 2,306,738 shares of Common Stock, which amount includes 1,387,096 shares of Common Stock issuable upon conversion of $2,150,000 principal amount of 10% Senior Convertible Note due April 30, 2003 (the "Note"), comprising 17% of the issued and outstanding shares of Common Stock. The Reporting Person has the sole power to vote and dispose of all such shares.

                                Page 3 of 5 Pages

     (c)(i) During the past 60 days, the Reporting Person made the following purchases of shares of Common Stock in open market transactions:

                                          No. of                     Price
       Date                            Shares Bought               Per share
       ----                            -------------               ---------
     02/22/96                              4,000                     $1.125
     02/22/96                             11,000                     $1.25
     02/23/96                             12,500                     $1.125

     (ii) On April 19, 1996 the Reporting Person purchased the Note.

     (iii) During the past 60 days, Wechsler & Co., Inc. made the following purchases and sales of shares of Common Stock in open market transactions:

                                          No. of                     Price
       Date                            Shares Bought               Per share
       ----                            -------------               ---------
     02/21/96                             1,000                      $1.50
     03/04/96                             2,000                      $1.75
     03/05/96                             8,600                      $1.875
     03/05/96                             1,300                      $1.8125
     03/18/96                             3,000                      $1,625
     03/22/96                             2,000                      $1.625

                                          No. of                     Price
       Date                            Shares Sold                 Per share
       ----                            -----------                 ---------
     02/29/96                            11,800                      $1.50
     03/01/96                             6,300                      $1.75
     03/01/96                             4,000                      $2.00
     03/04/96                            18,000                      $2.00
     03/12/96                               200                      $1.75
     03/18/96                             2,000                      $1.75

     Other than as set forth above in Items 5(c)(i), 5(c)(ii) and 5(c)(iii) the Reporting Person has not effected any transactions in the Common Stock in the last 60 days.

     (d) No person, other than the persons named above, has the right to receive or the power to direct receipt of dividends from, or the proceeds of, the sale of the shares of Common Stock.

     (e) It is inapplicable for the purposes herein to state the date on which the Reporting Person ceased to be the owner of more than 5% of the Common Stock.

                                Page 4 of 5 Pages

     The filing of this statement shall not be deemed an admission by the Reporting Person that he owns the securities held by the Wechsler Trust or Sharon C. Wechsler. The Reporting Person expressly disclaims beneficial ownership of all securities held by the Wechsler Trust or Sharon C. Wechsler for any purpose.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  April 26, 1996

                                              /s/ Norman J. Wechsler
                                              ------------------------
                                              Norman J. Wechsler

                                Page 5 of 5 Pages